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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON D.C. 20549

                                     FORM 11-K


(Mark One)

(x)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

                                         OR

( )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________________ to _____________________

Commission File Number   1-14933

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                             U.S. Trust Corporation
                          Employee Stock Purchase Plan
                              114 West 47th Street
                          New York, New York 10036-1532

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                         The Charles Schwab Corporation
                                120 Kearny Street
                         San Francisco, California 94108
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                                  INTRODUCTION

In 1999, U.S. Trust Corporation (the "Corporation") established an Employee Stock Purchase Plan (the "Plan"). The Plan was intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended. On May 31, 2000 U.S. Trust Corporation completed a merger (the "Merger") with The Charles Schwab Corporation ("Schwab"). The Merger was accounted for as a pooling of interests. All stock held in trust under the U.S. Trust Corporation Employee Stock Purchase Plan was converted to Schwab stock at the time of the Merger. On November 1, 2001, management of the Corporation decided to terminate the Plan and to distribute the assets accumulated and held in trust under the Plan to the employees, since pursuant to the Merger, the Corporation is no longer an exchange-listed company.


                              REQUIRED INFORMATION

Financial statements and exhibits

(a)   Financial statements:

      These documents are listed in the Index to Financial Statements (Exhibit
      99)

(b)   Exhibits:

      Consent of Independent Auditors (Exhibit 23.1 and Exhibit 23.2)
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, U.S. Trust Corporation has duly caused this Annual Report on Form 11-K for the fiscal year ended December 31, 2001 to be signed on its behalf by the undersigned hereunto duly authorized.

                                          U.S. Trust Corporation
                                          Employee Stock Purchase Plan

DATE: March 25, 2002                      By /s/ Charles M. Ferguson
                                             -----------------------------------
                                          Charles M. Ferguson
                                          Senior Vice President
                                          Manager of Compensation and Benefits
                                          U.S. Trust Corporation